 EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street info@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

May 15, 2015

Trading Symbols: TSX Venture – CLH

US OTC.BB – CLHRF

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CORAL RECEIVES NOTICE FROM BARRICK GOLD ON GOLD RIDGE EXPLORATION AND OPTION TO JOINT VENTURE AGREEMENT

Report on 2014 Drill Program Results Recommends Further Exploration and Drilling at Gold Ridge

Coral Gold Resources Ltd. (CLH:TSX.V, CLHRF:USOTCBB; “Coral” or the “Company”) announces that, Barrick Gold Corporation has given a Notice of Termination and Release of the Exploration and Option to Joint Venture Agreement on the Gold Ridge Property dated March 7, 2014 due to budgetary constraints. Coral will continue to identify and evaluate potential partners that have the financial capability to advance the Robertson project into commercial production.

“While it’s unfortunate that Barrick could not find room in this year’s exploration budget to continue the program, we are still confident that the Gold Ridge property maintains considerable exploration potential. Hole RGR-0002D intersected 5 feet of 34.4 g/t Au (1 oz/t) which could be an indication of a feeder zone, however, additional exploration is required to further understand the mineralized system.

Coral maintains 100% ownership of the Gold Ridge property as well as the adjoining Robertson property which contains a 2.7 million ounce inferred gold resource as reported in the 2012 Preliminary economic assessment. Coral also has a 39% carried interest in the nearby Excluded claim group with Barrick owning the remaining 61%. The properties are accessible via a paved road, have access to grid power and an experienced work force in neighboring towns; all favorable attributes for a mine site.

The Company remains financially sound and is prepared to maintain the properties in good standing. When market conditions improve, Coral plans to proceed with the recommendations made in the 2012 PEA to move the Robertson Property towards the pre-feasibility stage. Coral would also consider a partnership to develop the Robertson and Gold Ridge projects with a financially strong company.”

- David Wolfin, President & CEO, Coral Gold Resources Ltd.

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2014 Drill Program Results

Coral has received a report summarizing results of the 2014 Barrick Drilling Program prepared by Robert T. McCusker, P. Geol., Coral’s Qualified Person for this project. Mr. McCusker makes the following recommendations for further exploration of the Gold Ridge property:

Ridge Anomaly

As detailed in the news release dated March 30, giving results of the Barrick 2014 Gold Ridge Drilling Program, at the Ridge Anomaly, Hole RGR-0003D intersected a 130-ft.-thick zone of weakly anomalous gold values (up to 0.4ppm) from 1,238 ft., accompanied by locally anomalous levels for As (up to 745 ppm), Sb (up to 89 ppm), Hg (up to 1 ppm), and correspondingly low levels for Cu-Pb-Zn. This weakly mineralized zone is partly hosted by calcareous rocks in the Valmy Fm in the immediate footwall of a west-dipping imbricate fault in the hanging wall of the Abyss fault.

Recommendations as follow-up to the 2014 Ridge anomaly drilling:

•	Complete detailed geological mapping of the area.

•	Undertake additional surface sampling focusing on faults.

•	Drill at least one additional core hole located on either the Coral 75 claim (Coral 100%) or the Coral 58 claim with the Excluded claim block (Barrick 61%, Coral 39%).

•	The core hole should be drilled vertical to a depth of at least 2,000 ft.

June Gulch Area

In the June Gulch area, drill hole RGR-0002D returned numerous significant gold intercepts including a single five-foot-thick interval that averaged 34.4 ppm gold. Most of the higher gold values (≥0.34 ppm) occur in retrograde-altered calc-silicate hornfels suggesting both a spatial and genetic relation to the Tenabo porphyry system. Additionally, dike-filled segments of the Try fault zone transect the entire district from the western edge of Crescent Valley to Indian Creek, creating a major conduit for hydrothermal fluids.

Recommendations as follow-up to the 2014 June Gulch drilling:

•	Complete additional rock chip and dump sampling in the upper June Gulch and adjacent Mill Gulch areas. This should include sampling the numerous small dikes and fault zones.

•	Continue mapping in these areas focusing on dikes and structures.

•	Consider offsetting RGR-0002D with three core holes drilled to depths of at least 2,000-2,500 ft., depending on collar elevation.

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Lower Plate Exploration

The 2014 Gold Ridge deep drilling did not include offsetting the intercept in Coral’s 2007 hole, TV07-2, which encountered strongly anomalous Au values up to 2.19 ppm, accompanied by Carlin-type geochemistry in lower plate carbonate rocks. It is recommended that the mineralized zone intersected in TV07-2 be offset by two diamond core holes. This should include re-entry of TV07-2 and deflecting a hole to the southwest from a depth of about 1,500 ft. A second pre-collared vertical hole should be located 1,200 ft. south of TV07-2 and drilled to a depth of at least 3,500 ft. The purpose of the two holes is to test the potential for higher grade Carlin-type mineralization in the lower plate rocks closer to dike-filled high-angle fault segments in the Try fault zone.

•	Using a TH-75 or equivalent RC drill, re-enter and clean out TV07 to a depth of 1,500 ft. and set casing and a wedge.

•	Using HQ-diameter core, re-enter the cased hole and deflect the hole up to 10° to the southwest at least 2,000 ft.

•	Using a TH-75 or equivalent RC drill rig, drill and case a 1,500-ft.-deep vertical pre-collar hole located 1,200 ft. south of TV07-2.

•	Using HQ-diameter core, re-enter pre-collared hole and deepen to 3,500 ft.

Qualified Person

Coral's projects are under the supervision of Chris Sampson, P.Eng, Coral VP and a Director, who is a qualified person within the context of National Instrument 43-101. Mr. Sampson has reviewed and approved the technical data herein.

About Coral

Coral Gold Resources has a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada including the flag ship Robertson Property. Since 1986, Coral Gold and its various joint venture partners have assembled an extensive database comprised of 533,453 feet of drilling through 1,160 drill holes and 101,757 gold assays which has formed the basis of an inferred gold resource of 2.7 million ounces.

Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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